

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (212) 269-5420

April 4, 2011

Gerald R. Dinkel
Chief Executive Officer and Manager
Colt Defense LLC and Colt Finance Corp.
547 New Park Avenue
West Hartford, Connecticut 06110

> **Re:** **Colt Defense LLC and Colt Finance Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 21, 2011**
> **File No. 333-171547**

Dear Mr. Dinkel:

We have reviewed your registration statement and have the following comments.

Contractual Obligations and Commitments, page 44

1. In your response, you state your "net offset purchase commitment is the total amount of offset included within the offset cooperation agreement(s), reduced for purchases and other probable planned satisfaction plans (i.e. planned spending) under the cooperation agreement that either have been approved by the applicable offset authority or that we have evaluated as eligible for approval." Please expand the disclosure on page 44 to provide a similarly clear, specific description of the "remaining gross offset purchase commitments" of $25.8 million, as well as the $412,000 accrued.

Legal Opinion, Exhibit 5.1

2. Please have counsel revise the first paragraph of the legal opinion to correct the reference to the notes due in 2014. The correct year of maturity appears to be 2017.

You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or, in her absence Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Jeffrey Grody
          General Counsel and Secretary
          547 New Park Avenue
          West Hartford, Connecticut 06110

          William J. Miller, Esq. (*Via facsimile 212/269-5420*)
          Cahill Gordon & Reindel LLP
          80 Pine Street
          New York, New York 10005